UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2 )*

Can-Fite Biopharma Ltd.
(Name of Issuer)

Sponsored ADR
 (Title of Class of Securities)

13471N102
(CUSIP Number)

January 16, 2019
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13471N102	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Meitav Dash Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 1,943,259
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,943,259 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.81% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 40,399,290 Ordinary Shares outstanding as of January 16, 2019 (as reported on Bloomberg LP).

CUSIP No. 345523104	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Meitav Dash Mutual Funds Ltd and TACHLIT INDICES MUTUAL FUND MANAGEMENT LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 1,943,009 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,943,009 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.81% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 40,399,290 Ordinary Shares outstanding as of January 16, 2019 (as reported on Bloomberg LP).

Item 1. (a)	Name of Issuer:

Can-Fite Biopharma Ltd.

(b)	Address of Issuer's Principal Executive Offices:

333 Bay Street Dov Friedman Street
Suite 1230
Toronto, ON M5H 2R2, Canada

Item 2. (a)	Name of Person Filing:

Meitav Dash Investments Ltd.

The securities reported herein are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Meitav Dash Investments Ltd. (the "Subsidiaries").   Some of the securities reported herein are held by third-party client accounts managed by a subsidiary of the Reporting Person as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts.  The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or members of pension or provident funds, unit holders of mutual funds, and portfolio management clients.  Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions.

(b)	Address of Principal Business Office:

Meitav Dash Investments Ltd – 30 Derekh Sheshet Ha-Yamim, Bene-Beraq, Israel

(c)	Citizenship:

Meitav Dash Investments Ltd – Israel

(d)	Title of Class of Securities:

Ordinary Shares

(e)	CUSIP Number:

13471N102

Item 3.	Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of the  reporting person.

Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions.  Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by either the Filing Person or Subsidiaries that a group exists for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and each reporting person disclaims the existence of any such group.  In addition, the Filing Person and Subsidiaries disclaims any beneficial ownership of the securities covered by this report in excess of their actual pecuniary interest therein. This Statement shall not be construed as an admission by the Filing Person or Subsidiaries that they are the beneficial owners of any of the Ordinary Shares covered by this Statement, and each of Filing Person and Subsidiaries disclaims beneficial ownership of any such Ordinary Shares.

As of January 16, 2019, the securities reported herein were held as follows:

	Ordinary Shares	Percentage of total Ordinary Shares outstanding
Meitav Dash Investments Ltd. ("nostro")	--	--
Meitav Dash Mutual Funds Ltd and TACHLIT INDICES MUTUAL FUND MANAGEMENT LTD.	1,943,009	4.81%
Meitav Dash Portfolio Management Ltd.	250	0.00%

(b)	Percent of class:

See row 11 of cover page of the reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

   See row 5 of cover page of the reporting person

(ii)	Shared power to vote or to direct the vote:

   See row 6 of cover page of the  reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of:

   See row 7 of cover page of the reporting person

(iv)	Shared power to dispose or to direct the disposition of:

   See row 8 of cover page of the reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 20, 2019

Meitav Dash Mutual Funds Ltd.

/s/ Rafi Niv
By: Rafi Niv
Title: CEO

TACHLIT INDICES MUTUAL FUND MANAGEMENT LTD.

/s/ Eyal Segal
By: Eyal Segal
Title: CEO

Meitav Dash Investments Ltd.

/s/ Ilan Raviv
By: Ilan Raviv
Title: CEO

EXHIBIT NO.	DESCRIPTION

Exhibit 1	Agreement of Joint Filing by and among the Reporting Persons, dated as of January 20, 2019.